UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2020

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: April 30, 2020	By:	/s/ Yu Zhang
Name: Yu Zhang
Title: Chief Financial Officer

Notice of 2020 Annual Meeting of Shareholders

NAM TAI PROPERTY INC.

Chairman’s Message

April 30, 2020

Dear Shareholders,

I am pleased to inform you that the 2020 Annual Meeting of Shareholders of Nam Tai Property Inc. (the “Meeting”) will be held at 11:30 a.m. (China Standard Time) on Friday, June 5, 2020 at JW Marriott Hotel Shenzhen Bao’an, No.8 Baoxing Road, Baoan District, Shenzhen City, Guangdong Province, the People’s Republic of China.

At the Meeting, our shareholders will vote on the following matters either by proxy or in person:

1.	Re-election of seven (7) directors and election of one (1) director to serve for the ensuing year until the next annual meeting of shareholders;

2.	Ratification of the appointment of Moore Stephens CPA Limited as the independent registered public accounting firm for 2020; and

3.	Considering and acting upon such other business as may properly come before the Meeting or any adjournment thereof.

Key Highlights

In 2019, we focused on the sustainable development of our group. Under the direction set by our board of directors, we have achieved good results in both operational and financial aspects.

Our operational and financial highlights in 2019 and the first quarter of 2020 include the following:

Significant leasing progress in our projects. We have established our own industrial marketing team and industrial operation team, and worked with third-party institutions to invite businesses to our technology parks. As of March 31, 2020, we pre-leased or leased a total of approximately 128,000 square meters of industrial space, of which 60.2% is located in Shenzhen and 39.8% is located in Wuxi.

Strong construction capabilities. Our main development projects, Nam Tai Inno Park and Nam Tai Technology Center, were developed and constructed on schedule in 2019. On Nam Tai Inno Park, the industrial showroom was put into use in the first quarter of 2019, the main structures of the buildings were completed in April 2019, and the completion acceptance record was filed in March 2020. The progress is a demonstration of our capabilities in developing large-scale technology parks. On Nam Tai Technology Center, we obtained the construction works commencement permit in July 2019, and through an auction process, selected China Nuclear Industry 22ND Construction Co., Ltd. as the general contractor for the construction.

Expanding asset-light operation projects and asset-heavy commercial and residential projects to broaden sources of income and profits. After a comprehensive evaluation of our development needs and market opportunities, we have determined to expand the number of projects for a sustainable development. From September to December 2019, through our asset-light operation model, we converted some leased office spaces in industrial buildings to “Nam Tai • Tang Xi Technology Park” in the Baoan District of Shenzhen and “Nam Tai • U-Creative Space (Lujiazui)” in the Pudong New District of Shanghai. In addition, we won a public auction for a residential and commercial land parcel in Machong Town, Dongguan City in March 2020 for developing “Nam Tai • Longxi” (the temporary project name), which is of strategic importance to our sustainable development.

Strengthened capital resources and liquidity. As of March 31, 2020, we obtained bank credit facilities of RMB 2.2 billion (equivalent to $310.29 million). We have already obtained bank financings for our two major development projects in Shenzhen. These financings laid an important foundation for our project construction and business development and strengthened our capital resources and liquidity.

Improved operational capabilities and operating system level. During 2019 and the first quarter of 2020, we held more than ten large- and medium-sized industrial events to strengthen our brand as a technology park operator, established connections with potential tenants and deepened the relationship with our partners. During the COVID-19 pandemic, we also organized an online live broadcast industrial event with the theme on "how do enterprises rescue themselves after the pandemic" to provide our tenants with suggestions on coping with the impacts of the COVID-19 pandemic and improving corporate management. We will continue to improve our full-chain industrial service model to meet the diversified needs of tenants in the aspects of technology, talent, finance and office space.

Corporate Governance

In 2019, we continued to practice a high level of corporate governance. We believe that good corporate governance is the cornerstone of our development and the foundation that facilitates our efficient operations and protects our shareholders’ interests. These efforts include the following:

Our board of directors is composed of a majority of independent directors. In 2019, our board of directors was composed of six independent non-executive directors, one executive director and one non-executive director. The proportion of independent directors was 75%, which satisfied the corporate governance standards of the New York Stock Exchange (the “NYSE”).

We have established three committees to our board of directors, including audit committee, nomination and corporate governance committee, and compensation committee. All three committees are composed entirely of independent directors. The audit committee especially has the purposes of, among others, reviewing our financial reporting, internal control, audit procedures and related party transactions, in order to assist our board of directors to discharge its oversight duties.

Our business and major affairs are managed under the direction set by our board of directors, which continues to oversee the development of our entire business.

Director Nominees

We are delighted to present a slate of eight (8) director nominees to serve you for the ensuing year. The slate of director nominees recommended by our board of directors includes two (2) executive directors and six (6) independent non-executive directors. Among them, seven director nominees are incumbent directors. Due to personal reasons, Mr. Hao Xu (“Mr. Xu”) will not offer himself for re-election in the 2020 AGM. Our board of directors wishes to express our appreciation to Mr. Xu for all the great contributions he has made. The biographies of the incumbent director nominees, namely Mr. Ying Chi Kwok, Dr. William Lo, Mr. Vincent Fok, Mr. Peter R. Kellogg, Mr. Mark Waslen, Professor Si Zong Wu and Dr. Aiping Lyu are included in our annual report on the Form 20-F dated March 23, 2020, which is available on our website and the website of the U.S. Securities and Exchange Commission (the “SEC”).

The biography of the new director nominee, my son Chak Hung Kwok, Aaron (“Mr. Aaron Kwok”), is included below for your reference. Mr. Aaron Kwok is an entrepreneur and executive in the high-end retail industry. He has in-depth insights on business management, high-end retail, consumer psychology and innovative marketing strategy. We look forward to Mr.

Aaron Kwok's insights on how to tap into the young consumer market in Greater China. His experience in innovative marketing will be a good addition to our board of directors and bring benefits to our shareholders.

The proposed board of directors will consist of six independent non-executive directors and two executive directors. We believe that the proposed board of directors will appropriately represent and protect the interests of our shareholders.

Biography of Mr. Chak Hung Kwok, Aaron

Mr. Chak Hung Kwok, Aaron is an entrepreneur and executive in the high-end jewelry industry. He co-founded the innovative and technology-driven jewelry company BDD Co. in 2015. When serving as the company's vice president, he was overseeing its strategic investment, corporate finance, market strategy, administration and human resources. The company provides high-quality and customized diamond and jewelry products to customers in Hong Kong SAR, Mainland China, Taiwan and other international markets. Mr. Kwok has in-depth insights on business management, high-end retail, consumer psychology and innovative marketing channels, especially on reaching out to consumers and promoting products online and through social media. At the beginning of his business, Mr. Kwok was keenly aware of young consumers’ interest on purchasing jewelry online. He devoted on online and mobile marketing strategically, and facilitated the cooperation of the company with eBay, HKTV Mall, Facebook and Instagram on e-commerce. In addition, Mr. Kwok has extensive knowledge of the supply chain operations in Greater China, including raw material procurement, production and international transportation. Mr. Kwok joined Nam Tai Property Inc. in April 2020 as the vice president of Nam Tai Group Limited, a subsidiary of Nam Tai Property Inc., overseeing its China investment affairs.

Mr. Kwok graduated from the University of York, England in 2014 with a bachelor of arts degree in management. In 2015, he obtained a master of science degree in international business from Coventry University, England. Mr. Chak Hung Kwok, Aaron is the son of Mr. Ying Chi Kwok, the chairman and chief executive officer of Nam Tai Property Inc.

To safeguard the health and safety of our shareholders and to prevent the spread of the COVID-19 pandemic, the following precautionary measures will be implemented at the 2020 AGM:

(1)	Compulsory temperature screening/checks;
(2)	Submission of Health Declaration Form; and
(3)	Wearing of surgical face mask.

Instead of attending the AGM in person, you may consider appointing the chairman of the Meeting as your proxy. Your vote is important. I urge you to vote your proxy as soon as possible to ensure your views are represented. The board of directors recommends that you vote “FOR” the proposals.

Thank you for your continued support to Nam Tai Property Inc.

/s/Ying Chi Kwok
Ying Chi Kwok
Chairman of the Board of Directors

Forward-looking Statement

Certain statements included in this letter, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable.” These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

NAM TAI PROPERTY INC.

JW Marriott Hotel Shenzhen Bao’an, No.8 Baoxing Road,

Baoan District, Shenzhen City, Guangdong Province,
the People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

June 5, 2020

Notice is hereby given that the Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Property Inc. (the “Company”) will be held at 11:30 a.m. (China Standard Time) on Friday, June 5, 2020 at JW Marriott Hotel Shenzhen Bao’an, No.8 Baoxing Road, Baoan District, Shenzhen City, Guangdong Province, the People’s Republic of China, for the purposes of considering and, if thought fit, passing the following resolutions:

1. To re-elect seven (7) members of the Board of Directors, namely Mr. Ying Chi Kwok, Dr. William Lo, Mr. Vincent Fok, Mr. Peter R. Kellogg, Mr. Mark Waslen, Professor Si Zong Wu and Dr. Aiping Lyu, and to elect Mr. Chak Hung Kwok, Aaron as directors to serve for the ensuing year until the next annual meeting of shareholders. The Board of Directors recommends that you vote “FOR” this proposal;

2. To ratify the appointment of Moore Stephens CPA Limited as independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020. The Board of Directors recommends that you vote “FOR” this proposal; and

3. To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.

Only holders of common shares of record at the close of business on April 17, 2020 (Eastern Standard Time) will be entitled to vote at the Meeting. Regardless of your plan to attend or not attend the Meeting, please vote either by phone, or over the internet, or complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage paid envelope according to the instructions set forth in the proxy card. Sending in your proxy will not prevent you from voting in person at the Meeting.

The Company’s 2019 annual report is available without charge by e-mail to namtai@hkstrategies.com or by written request to Hill+Knowlton Strategies, the Company’s Investor Relations at 237 Park Avenue, 4th Floor, New York City, United States, 10017. The report is also available from the Company’s website at https://www.namtai.com/ and the SEC’s website at http://www.sec.gov.

By order of the Board of Directors,

/s/Ying Chi Kwok
Ying Chi Kwok
Chairman of the Board of Directors

Dated April 30, 2020

Investor Information

SHAREHOLDERS’ MEETING	INVESTOR RELATIONS	REGISTERED OFFICE

The Annual Meeting of Shareholders will be held at 11:30 a.m. (China Standard Time) on Friday, June 5, 2020 at JW Marriott Hotel Shenzhen Bao’an, No.8 Baoxing Road, Baoan District, Shenzhen City, Guangdong Province, the People’s Republic of China.

	Hill+Knowlton Strategies Mr. Peter Poulos 237 Park Avenue, 4th Floor, New York City, United States, 10017 Telephone: +1 646 586-5701 Email: namtai@hkstrategies.com	Nam Tai Property Inc. Maples Corporate Services (BVI) Limited Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands

STOCK LISTING		PRC HEADQUARTERS AND PRINCIPAL EXECUTIVE OFFICE
SHAREHOLDER INQUIRIES
The shares of Nam Tai Property Inc. are traded on the New York Stock Exchange under the stock symbol “NTP”.

If you have any questions or need assistance with voting your shares, please call:

Laurel Hill Advisory Group, LLC

2 Robbins Lane, Suite 201

Jericho, NY 11753

+1(888)-742-1305

Banks and Brokers please call +1(516) 933-3100

Namtai Industrial Estate, No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City, Guangdong Province, the People’s Republic of China Telephone:+(86 755) 2749 0666

TRANSFER AGENT AND REGISTRAR	WEBSITE	INDEPENDENT AUDITORS

Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Computershare Investor Services

Regular Mail Delivery

PO BOX 505000

Louisville  KY  40233-5000 United States

Overnight Mail Delivery

Computershare Investor Services

462 South 4th Street, Suite 1600

Louisville KY 40202 United States

Shareholder Services - Toll Free 800 522 6645

Shareholder Services - International +1 (201) 680 6578

Website: www-us.computershare.com

	www.namtai.com	Moore Stephens CPA Limited

.    NAM TAI PROPERTY INC.   IMPORTANT ANNUAL MEETING INFORMATION   Electronic Voting Instructions  Available 24 hours a day, 7 days a week!   Instead of mailing your proxy, you may choose one of the voting  methods outlined below to vote your proxy.   VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.   Proxies submitted by the Internet or telephone must be received by  3:00 p.m., Eastern Time, Thursday, May 31, 2018.  Vote by Internet  . Go to www.investorvote.com/NTP  .Or scan the QR code with your smartphone  .Follow the steps outlined on the secure website  Vote by telephone   .Call toll free 1-800-652-VOTE (8683) within the USA, US territories &  Canada on a touch tone telephone  .Follow the instructions provided by the recorded message Using ablack inkpen, mark your votes with anX as shown in  this example. Please do not write outside the designated areas.   X    Annual Meeting Proxy Card    .  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. .    A Proposals — The Board of Directors recommends a vote FOR the following:   1. Nominees for election as directors to the Board of Directors to hold office until the next annual general meeting of shareholders.  01 - Ming Kown Koo 02 - Ying Chi Kwok 03 - Peter R. Kellogg +  04 - William Lo 05 - Mark Waslen 06 - Paul Lau  07 - Vincent Fok   Mark here to WITHHOLD   For All EXCEPT -To withhold authority to vote for any  FORall nominees   Mark here to vote   vote from all nominees   nominee(s), write the name(s) of such nominee(s) below.   2.To ratify the appointment of Moore Stephens CPA Limited as the Company’s  independent auditors for the fiscal year ending December 31, 2018.  For Against Abstain   B Non-Voting Items  Change of Address —Please print your new address below. Comments — Please print your comments below. Mark here if you no longer Meeting Attendance  wish to receive paper annual Mark the box to the right  meeting materials and if you plan to attend the  instead view them online. Annual Meeting.   C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below   Please sign here exactly as your name(s) appear(s) on your share certificate. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners  should each sign personally. All Holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.  Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.    1UPX  +    02TWOC     .    .  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. .    REVOCABLE PROXY — NAM TAI PROPERTY INC.   BALLOT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS  JUNE 1, 2018  THIS PROXY IS BEING SOLICITED ON BEHALF OF  THE BOARD OF DIRECTORS OF THE COMPANY   The undersigned shareholder(s) of Nam Tai Property Inc. hereby nominate, constitute and appoint Ming Kown Koo and Julian Lin, and each of them, each  with the power to appoint his substitute, and hereby authorizes him to represent the undersigned and to vote, as designated below, all Common Shares of  Nam Tai Property Inc. standing in my (our) name on its books on April 20, 2018 at the Annual Meeting of Shareholders to be held 11:30 a.m. China Standard  Time on Friday, June 1, 2018 at Namtai Industrial Estate, No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City,  Guangdong Province, the People’s Republic of China, and at any adjournment thereof.   (The Board of Directors recommends a vote FOR Items 1 and 2.)   In his discretion, each proxy is authorized to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with  all powers that the undersigned would possess if personally present.   This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).   PLEASE PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR THE INTERNET OR COMPLETE, DATE, SIGN, AND MAIL THIS PROXY  CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.